EXHIBIT 99.16

Notice to ASX/LSE

Hydro terminates offer for Rio Tinto aluminium assets

14 September 2018

Rio Tinto has been informed by Hydro that it has withdrawn its offer to acquire the ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium fluoride plant in Sweden, announced on 26 February 2018.

Following initial feedback from the European Commission (EC), Hydro has withdrawn its EC merger filing and terminated the transaction.

Contacts

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